

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 10, 2018

<u>Via E-mail</u>
Grigorios Siokas
Chief Executive Officer
Cosmos Holdings Inc.
141 West Jackson Blvd, Suite 4236
Chicago, IL 60604

> **Re: Cosmos Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed December 14, 2017**
> **File No. 333-222061**

Dear Mr. Siokas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given the nature and size of the transaction being registered, please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09. When providing your analysis in response to this question, please address:

    *   The number of offered shares relative to the public float at the time of the transaction and how you calculated this number;
    *   The discount to market at which the shares were received;
    *   The length of time the shares have been held;
    *   The nature of business carried on by the investors.

Selling Securityholders - Private Placement of Notes and Warrants, page 6

2.   Please define "Event of Default" and disclose whether such an event has occurred. We may have further comments after we review your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3.   Please clarify what proportion of your revenues is attributable to your existing SkyPharm business and what proportion is attributable to the Decahedron acquisition.

Liquidity and Capital Resources, page 34

4.   Please describe the material terms of your debt obligations and file any related agreements as exhibits. For example, we note the debt agreements described on pages F-17 - F-20.

Products and Services, page 44

5.   We note the references to the activities of SkyPharm in this section. Please describe the activities of your other subsidiaries, Amplerissimo and Decahedron or advise. Also, describe the principal products and services you sell.

Government Regulations, page 49

6.   We note your disclosure on page 44 that "[t]he current principal activity of SkyPharm is the trading of branded and generic pharmaceutical products and medicines across the European Union member states." We also note your risk factor on page 16 that you are subject to various regulations. Please describe in greater detail the material government regulations that apply to your business. Refer to Item 101(h)(4)(viii) of Regulation S-K.

Subsidiaries, page 50

7.   Please reconcile your disclosure in this section regarding your subsidiaries with your disclosure elsewhere in the prospectus. Also, please file exhibit 21.

Executive Compensation, page 54

8.   Please describe the Exclusive Cooperation Agreement dated as of April 30, 2014 or advise. Also update the summary compensation table for the fiscal year ended December 31, 2017.

Certain Relationships and Related Transactions, and Director Independence, page 56

9.   Please update the information in this section for the fiscal year ended December 31, 2017.

10.   We note your disclosure on page 15 that "Mr. Siokas is also the principal of DOC Pharma SA that is subject to a pending acquisition agreement between DOC Pharma SA and the Company." Please provide the disclosure required by Item 404(a) of Regulation S-K for this proposed transaction.

11.   Please file the related party agreements as exhibits or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Part II

12.   Please provide the undertakings required by Item 512 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if you have any questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Elliot H. Lutzker, Esq.
      Davidoff Hutcher & Citron, LLP